Exhibit (a)(1)(R)

Screen Shot of Intranet Page Displaying Actual Exchange Ratios

April 13, 2012

Date of Grant and Exercise Price	Exchange Ratio (1)

6/27/2008 — $20.10	1.01

7/1/2008 — $20.11	1.01

4/7/2008 — $21.95	1.05

6/9/2008 — $22.24	1.06

2/15/2008 — $22.25	1.05

2/14/2007 — $22.65	1.15

2/13/2008 — $23.97	1.09

4/28/2008 — $24.12	1.10

1/1/2008 — $25.48	1.13

12/3/2007 — $29.40	1.30

5/29/2007 — $30.50	1.28

7/2/2007 — $36.94	1.50

(1)     If application of the applicable exchange ratio to a particular new stock option to be granted in exchange for an eligible stock option tendered results in a fractional share, the number of shares underlying the new stock option will be rounded down to the nearest whole share. No consideration will be paid for such fractional shares.